Via Facsimile and U.S. Mail
Mail Stop 4720

June 4, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
        Form 10-Q for the Quarter Ended March 31, 2010
        File No. 001-06028

Dear Mr. Crawford:

        We have reviewed your Form 10-Q for the quarter ended March 31, 2010 and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or interim filing, as applicable, in which you intend
to first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Investments

AFS Securities, page 12

1. Please reconcile for us the $199 million of U.S. and $456 million of foreign
    government bonds in the table on page 13 to the $1,188 million of United States and
    $1,358 million of foreign government and government agencies fixed maturity AFS
    securities, respectively, in the table on page 100.

Concentration of Financial Instruments, page 23

2. Your disclosure about concentration does not appear to comply fully with note 6 to
    Article 7-03.1 of Regulation S-X. Please revise to disclose the name and aggregate

amount invested in each person and its affiliates that exceeds 10% of your total stockholders' equity.

* * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant